RELX PLC

1 August 2023

TOTAL VOTING RIGHTS

As at 31 July 2023, RELX PLC’s capital consists of 1,936,645,714 ordinary shares of 14 51/116 pence each. RELX PLC holds 43,659,284 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,892,986,430 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.